UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Incorporation by Reference

This report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-3 of BTC Digital Ltd. (File No. 333-283367), including any prospectuses forming a part of such registration statement, and to be a part thereof from the date on which this Report is filed with the U.S. Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

On May 26, 2026, BTC Digital Ltd. (the “Company”) entered into a loan agreement with the Company’s Chief Executive Officer and Chief Financial Officer, pursuant to which the officers agreed to provide the Company with non-convertible and unsecured loans in an aggregate principal amount of US$1,000,000 for working capital and general corporate purposes.

The loans bear interest at a rate of 12% per annum and mature one year following disbursement. The loans are denominated in U.S. dollars and may be funded in Tether (USDT) pursuant to the terms of the loan agreement.

The foregoing description of the loan agreement is qualified in its entirety by reference to the full text of the loan agreement, which is filed as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Loan Agreement dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: May 28, 2026	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

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